Sprott ETF Trust

Royal Bank Plaza

200 Bay Street

Toronto, Ontario, Canada M5J 21J1

November 5, 2018

Public Filing Desk

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:	Sprott ETF Trust (CIK No. 0001728683) - Delaying Amendment for Registration Statement filed on Form N-14

Dear Sir or Madam:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Sprott ETF Trust (the “Registrant”) hereby files a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 31, 2018 (Accession No. 0001193125-18-314047).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant in the City of Toronto and Province of Ontario in the country of Canada on the 5th day of November, 2018.

No fees are required in connection with this filing. If you have any questions or comments, please contact me at (416) 943-4991 or Bibb Strench at (202) 973-272

/s/ John Ciampaglia
John Ciampaglia President